OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Fisher Communications, Inc.

(Name of Issuer)

Common Stock - Par Value $1.25

(Title of Class of Securities)

337756 20 9

(CUSIP Number)

Mark D. Deife, Karr Tuttle Campbell
1201 Third Avenue, Suite 2900, Seattle, WA 98101 (206) 223-1313

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 337756 2 0 9

1.	Name of Reporting Person: Robin Knepper		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐	N/A
	(b)	☐	N/A

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 142,680

		6.	Shared Voting Power: 43,000

		7.	Sole Dispositive Power: 142,680

		8.	Shared Dispositive Power: 479,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 622,410

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 7.23%

12.	Type of Reporting Person: Individual

ITEM 1(A).	NAME OF ISSUER:

Fisher Communications, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

100 4th Ave. N., Suite 440, Seattle, WA 98101

ITEM 2(A).	NAME OF PERSON FILING:

Robin Knepper

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Mark D. Deife, Karr Tuttle Campbell, 1201 Third Ave., #2900, Seattle, WA 98101

ITEM 2(C).	CITIZENSHIP:

United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock, $1.25 par value

ITEM 2(E).	CUSIP NUMBER:

337756 20 9

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (“Act”) (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.	OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

622,410

(b)	Percent of class:

7.25%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
142,680 Shares

(ii) Shared power to vote or to direct the vote
43,000 Shares

(iii) Sole power to dispose or to direct the disposition of
142,680 Shares

(iv) Shared power to dispose or to direct the disposition of
479,730 Shares

*	Robin Knepper owns 142,680 shares. In addition, she shares voting, investment and dispositive power, as co-trustee, as to 43,000 shares held by Trust B under the Will of Peggy Locke Newman. Additionally, Ms. Knepper shares investment power as to the 436,731 shares held by the O.D. Fisher Investment Company. Ms. Knepper’s husband owns 50 shares, and she disclaims beneficial ownership of these shares held by her husband.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004

(Date)

/s/ Robin Knepper

(Signature)

Robin Knepper

(Name/Title)